August 26, 2011

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2011.

CENTRAL FUND OF CANADA LIMITED
Statements of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2011	2010

Net assets:
Gold bullion, at market, average cost $1,355,145,634 (2010: $1,082,841,134)	$2,759,728,334	2,025,827,619
Silver bullion, at market, average cost $964,091,381 (2010: $897,877,881)	3,050,087,406	1,802,010,110
Cash and short-term deposits	76,856,191	82,910,625
Prepaid bullion insurance	-	62,500
Interest receivable and other	117,619	62,216
	5,886,789,550	3,910,873,070
Accrued liabilities	(2,719,765)	(1,724,552)
Dividends payable	-	(2,382,827)
Net assets representing shareholders’ equity	$5,884,069,785	3,906,765,691
Represented by:
Capital stock
Class A shares issued: 254,432,713 (2010: 238,282,713)	$2,419,583,150	2,074,326,530
Common shares issued: 40,000	19,458	19,458
	2,419,602,608	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	3,464,467,177	1,832,419,703
	$5,884,069,785	3,906,765,691

Net asset value per share:
Class A shares	$23.12	16.39
Common shares	$20.12	13.39
Exchange rate: U.S. $1.00 = Cdn.	$0.9538	1.0188

Net asset value per share expressed in Canadian dollars:
Class A shares	$22.05	16.70
Common shares	$19.19	13.65

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2010 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $1.977 billion during the nine months ended July 31, 2011, primarily as a result of increases in the prices of gold and silver during the period of 20.9% and 65.4% respectively.  The balance of the increase in net assets was attributable to the $345.1 million public offering completed on April 6, 2011 and a reduction of share issue costs of $117,420 recorded in the current quarter but relating to the May 18, 2010 public offering.

Net assets decreased by $513.6 million during the three months ended July 31, 2011 primarily as a result of a 16.9% decrease in the price of silver.  The price of gold increased by 4.2% during the same period.  The balance was nominally affected by the reduction of share issue costs described above.

CENTRAL FUND OF CANADA LIMITED
Statements of Income
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2011	2010	2011	2010
Income:
Interest	$150,162	57,122	$50,013	30,385
Change in unrealized appreciation (depreciation) of holdings	1,643,493,593	213,960,005	(509,592,531)	(99,315,702)
Total income	1,643,643,755	214,017,127	(509,542,518)	(99,285,317)
Expenses:
Administration fees	6,735,900	4,166,481	2,449,327	1,526,529
Safekeeping, insurance and bank charges	4,191,622	1,963,190	1,507,962	730,472
Shareholder information	168,649	177,462	24,975	26,422
Directors’ fees and expenses	119,923	113,625	38,088	32,280
Stock exchange fees	114,068	104,585	38,301	37,418
Accounting fees	111,486	90,228	39,586	26,608
Legal fees	88,070	80,478	20,702	5,757
Registrar and transfer agent fees	65,738	61,521	14,997	20,447
Miscellaneous	825	(916)	(101)	(930)
Total expenses	11,596,281	6,756,654	4,133,837	2,405,003
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$1,632,047,474	207,260,473	$(513,676,355)	(101,690,320)
Net income (loss) per share:
Class A shares	$6.66	1.03	$(2.02)	(0.43)
Common shares	$6.66	1.03	$(2.02)	(0.43)

Net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2011 was $513.7 million compared to $101.7 million for the comparative period in 2010.  For the nine months ended July 31, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $1.632 billion compared to $207.3 million for the same period in 2010.  Virtually all of the net income (loss) for both the three and nine month periods was a result of the change in the unrealized appreciation (depreciation) of gold and silver.  The price of gold increased by 4.2% during the past three months, and by 20.9% over the nine month period.  During the same periods, the prices of silver decreased by 16.9% and increased by 65.4% respectively.  Interest income increased compared to the comparable three and nine month periods in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased by $922,798 and $2,569,419 respectively during the three and nine month periods ended July 31, 2011 as compared to the comparable periods in 2010.  This increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended July 31, 2011 and 2010 remained unchanged at 0.07%.  The expense ratio for the nine-month periods ended July 31, 2011 and 2010 remained unchanged at 0.23%.  For the twelve month period ended July 31, 2011, the expense ratio was 0.30% compared to 0.31% for the twelve month period ended July 31, 2010.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At July 31, 2011, the Class A shares of Central Fund were backed 98.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878